FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
August 29, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

NEW APPOINTMENTS AS PART OF THE STRUCTURAL REORGANIZATION OF MTS

MTS PRESS RELEASE. AUGUST 29, 2006

MOSCOW, RUSSIAN FEDERATION – AUGUST 29, 2006 – MOBILE TELESYSTEMS OJSC (“MTS” - NYSE: MBT), THE LARGEST MOBILE PHONE OPERATOR IN RUSSIA AND THE CIS, ANNOUNCES NEW APPOINTMENTS MADE AS PART OF THE COMPANY’S REORGANIZATION OF THE MANAGEMENT STRUCTURE.

As part of implementing the Company’s new management structure that was approved by the BoD on August 14, 2006, the managerial staff list was reorganized.

The position of Vice President, Director of Business unit “MTS Russia” has been created. Mr. Mikhail Shamolin, who was previously the Vice President for Sales and Customer Service, was appointed to this position and will report directly to the President of MTS.

The following will report directly to the Head of Business unit “MTS Russia,” Mr. Mikhail Shamolin:

•                  directors of all branches (macro-regions) of MTS(1);

•                  Chief Marketing Officer of Business unit “MTS Russia,” Garrett Johnston;

•                  Deputy Director for Technical Matters and IT of Business unit “MTS Russia,” Mr. Andrei Ushatsky;

•                  Deputy Sales Director of Business unit “MTS Russia,” Mrs. Maria Chinkova;

•                  Director for Regional Management of Business unit “MTS Russia,” Mr. Viacheslav Nikolaev;

•                  Director of Human Resources Department of Business unit “MTS Russia,” Ms. Natalya Strelkova;

•                  Director of Customer Service Department of Business unit “MTS Russia,” Mr. Vladislav Pozdyshev.

BIOGRAPHIES:

Mr. Mikhail Shamolin

Mr. Shamolin was born in 1970. Graduated from the Moscow State Automobile and Road Construction Institute in 1992. In 1993 Mr. Shamolin received a second degree from the Russian Academy of State Service of the President

(1) Director of macro-region “Moscow,” Ms. Svetlana Shamzon, director of macro-region “Center,” Mr. Konstantin Markov, director of macro-region “North-West,” Mr. Ivan Zolochevsky, director of macro-region “Ural,” Mr. Andrei Dubovskov, director of macro-region “Sibir,” Mr. Aleksander Marishin, director of macro-region “Povolzhye South-East,” Mr. Marat Ayupov, director of macro-region Povolzhey “North-West,” Mr. Aleksander Popovsky, director of macro-region “Far East,” Mr. Dmitry Lapitsky, director of macro-region “South,” Mr. Dmitry Vitchinka, and director of macro-region “South-West,” Mr. Leonid Denisov.

WWW.MTS.RU

of Russian Federation. In 1996-97 he completed an executive program in Finance and Accounting at the University of Pennsylvania’s Wharton School of Business. Mr. Shamolin worked at McKinsey&Co. from 1998 to 2004. From 2004 to 2005 he worked at Interpipe Corp. (Ukraine) as Managing Director of the Ferroalloys Division. Joined MTS in 2005 as Vice President for Sales and Customer Service. Married, has a daughter.

Mr. Garrett Johnston

Mr. Johnston was born in 1968. Has university degrees from the University of Dublin in economics and from the Trinity College of Dublin in international commerce. From 1991 to 2003 worked in management in the area of marketing for a number of international corporations, such as Cap Gemini, Ernst & Young, Cable & Wireless, PricewaterhouseCoopers, Alcatel and MCI WorldCom. Prior to joining MTS, worked from 2003 to 2006 as the Chief Marketing Officer of Kyivstar, one of the largest mobile phone operators in Ukraine, at the time he was also a consultant for Telenor in Norway in the matters of corporate marketing strategy. Director of Marketing at MTS from February 2006. Fluently speaks eleven languages. Married, has a daughter and a son.

Mr. Andrei Ushatsky

Mr. Ushatsky was born in 1974. Graduated from the Moscow Power Engineering Institute (Technical University) in 1997. From 2002 to 2004 completed an MBA program for managers at the Academy of National Economy of the Government of the Russian Federation. From 1996 working at MTS. Married, has two sons.

Mrs. Maria Chinkova

Mrs. Chinkova was born in 1966. Graduated from Moscow Aviation Institute (State University of Aerospace Technologies), school of radio electronics in 1990. Received an MBA in 2006 from the Academy of National Economy of the Government of the Russian Federation, school of Corporate Management, under the “Euro-management — Master of Business Administration for managers” program. From 1989 to 1994 worked for various companies. Joined MTS in 1994 as a regular employee in the customer service department. Headed the key accounts group in 2004. Married, has a son.

Mr. Viacheslav Nikolaev

Mr. Nikolaev was born in 1970. Graduated from the Moscow State University, Faculty of Computational Mathematics and Cybernetics in 1992. In 1994 completed management courses at The Krieble Institute, Washington, DC. From 1994 to 1999 worked at an international consulting company European Public Policy Advisers as the senior consultant. From 1999 to 2000 worked at J’son and Partners, a telecommunications consulting company, as a consultant. From 2000 to 2003 worked at Renaissance Capital investment bank as a telecommunications analyst. From 2003 to 2004 worked at Trust investment bank as Vice President in the equity research department. Joined MTS at the end of 2004, first in the Investor Relations Department and then as head of Planning and Analysis group of the Sales and Customer Service Department. From the beginning of 2006 acting Director of Operational Technologies Department. Married, has a son.

Ms. Natalya Strelkova

Ms. Strelkova was born in 1969. Graduated from the Moscow Engineering Physics Institute (State University) in 1992. Received her second degree in 1997 from the Moscow State University, Faculty of Psychology. From 2001 to 2004 worked at Yukos and was responsible for recruitment, development and appraisal of personnel and headed the corporate employee appraisal center. From August 2004 Head of Human Resources Strategy Department at MTS. Has two children.

Mr. Vladislav Pozdyshev

Mr. Pozdyshev was born in 1970. Graduated from the Department of Economics of St. Petersburg State University in 1992. From 1993 to 1997 headed Reebok Russia’s Branch in St. Petersburg. From 1997 to 2003 worked at Mary Kay where he made his career consequently holding positions of General Manager, Russia North-West, then General Manager, Ukraine, and finally Vice President, Western Europe. From 2003 to 2005 acted as an independent business consultant. Joined MTS in the summer of 2005 as a Project Director in charge of macro-regional contact centers consolidation and development. Appointed as Director, Customer Care Department, Corporate Center in September 2005. Married with two daughters.

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For further information, please contact:

Mobile TeleSystems, Moscow	tel: +7 495 223 2025
Investor Relations	e-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 65.72 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Leonid Melamed
	Name:	Leonid Melamed
	Title:	CEO

Date: August 29, 2006